FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of November 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto is a copy of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed interim financial statements of Nordic American Tanker Shipping Limited (the "Company") for the nine months ended September 30, 2004. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference in the Company's Registration Statement on Form F-3 (File No. 333-118128) and any related prospectus, including the Company's Prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, on November 5, 2004.

                    NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

     Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2004

General

          Nordic American Tanker Shipping Limited (the "Company") is an international tanker company that owns three modern double-hull Suezmax tankers. The Company was formed in June 1995 for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. ("BP Shipping"), for a period of seven years. BP Shipping redelivered two of the vessels to us in September and October 2004, and is scheduled to redeliver the third vessel in November 2004. We have continued our relationship with BP Shipping by time chartering to it the first two tankers at spot market related rates for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC ("Gulf Navigation") of Dubai, U.A.E., for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option.

          We have agreed to acquire one additional double-hull Suezmax tanker built in 1997 from an unrelated third party. We expect to take delivery of our new vessel in late November 2004. After a short term bareboat charter to the present owner, we plan to deploy that vessel in the spot market over the near term, commencing in the beginning of February 2005.

Bareboat Charters

          We have chartered one of our vessels under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire for the entire period. During the charter period, Gulf Navigation will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

          We have chartered two of our vessels under spot market-related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula design to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. Under the charter BP Shipping is responsible for all voyage costs while the Company is responsible for providing the crew and paying operating costs.

Spot Charters

          After a short term bareboat charter to the present owner, we plan to deploy our newly acquired vessel in the spot market commencing February 2005. Tankers operating in the spot market typically are chartered on a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in the tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We will be responsible for paying both operating costs and voyage costs and the charterer will be responsible for any delay at the loading or discharging ports.

Operating Results

          For the period ending September 30, 2004, our only source of income was from our three vessels under the charters to BP Shipping.

          Our revenues from charterhire increased from $25,502,450 for the nine months ended September 30, 2003, to $39,963,680 for the nine months ended September 30, 2004, an increase of 56.7%. The increase in revenues was due to higher tanker spot market rates in the nine month period in 2004, $48,618 per day per vessel (time charter equivalent of $55,742 per day per vessel) compared to $31,139 per day per vessel (time charter equivalent of $23,243 per day per vessel) for the comparable period in 2003. The tanker spot market rates are determined by the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil.

          Vessel operating expenses was $110,500 for the nine months ending September 30, 2004. The Company's bareboat charters with BP Shipping expired in September and October 2004. Two of the Company's vessels are chartered to BP Shipping under time charter agreements under which the Company will be responsible for providing a crew and for maintaining the vessel. The Company did not have vessel operating expenses for the comparable period in 2003 since all the vessels were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

          Administrative expenses were $1,199,419 for the nine month period ending September 30, 2004 compared to $373,619 for the comparable period in 2003, an increase of 221%. The increase was primarily due to costs associated with our transition to an operating company. These costs are mainly due to increased frequency of communication with shareholders, increased frequency of board meetings, costs related to the redelivery of the three vessels from BP Shipping, lawyers' fees and consulting fees.

          Operating Income has for the nine month period ended September 30, 2004 increased 68.0% from the comparable period in 2003 primarily due to increased revenue as described above.

Liquidity and Capital Resources

          Cash flows provided by operating activities increased 36.6% for the nine months ended September 30, 2004 to $36,207,539 compared to $26,496,596 for the same period in 2003 due primarily to the increase in revenues.

          Cash flow used in financing activities for the nine months ended September 30, 2004 increased 39.2% to $36,205,927 compared to $26,013,874 for the same period in 2003 due to the increase in dividends paid during 2004.

          Through September 30, 2004, there have been no cash flows related to investing activities.

          In October 2004 the Company entered into a senior secured credit facility (the "Credit Facility"), which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless we exercise our one-year extension option or our option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year.

          On November 8, 2004 the Company repaid our $30 million loan with proceeds from our Credit Facility.

          In October 2004 the Company entered into an agreement to acquire a vessel for the purchase price of $66 million.

          Our agreement with our manager, Scandic American Shipping Ltd. (the "Manager"), formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the management agreement to eliminate this payment, and on October 28, 2004, the Company issued to the Manager 194,132 restricted common shares equal to 2% of our outstanding common shares at par value. At any time additional common shares are issued, the Manager will be able to purchase additional restricted common shares at par value, $0.01, to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

          Please read this MD&A in connection with the MD&A filed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

CONDENSED BALANCE SHEETS (Unaudited)
All figures in USD
                                   September 30,     December 31,
                                       2004             2003
                                      ----------      ----------
ASSETS
Total Current Assets
Cash and Cash Equivalents               567,536         565,924
Accounts Receivables                  9,643,970       8,142,307
Prepaid Finance Charges                  75,000          14,475
Prepaid Insurance                        11,669          91,667
Prepaid Other                           327,270               0
                                    ------------    ------------
                                     10,625,445       8,814,373
                                    ------------    ------------
Long-term Assets
Vessels                             122,958,645     128,081,925
                                    ------------    ------------
Total Assets                        133,584,090     136,896,298
                                    ------------    ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

Accounts Payable                        879,948               0
Accrued Interest                         26,875          38,322
Derivative Contract                     231,000       1,150,000
Current Portion of Long-term Debt             0      30,000,000
                                     -----------     -----------
                                      1,137,823      31,188,322
                                     -----------     -----------

Long-term Debt                       30,000,000               0
                                     -----------     -----------
                                     30,000,000               0
                                     -----------     -----------

SHAREHOLDERS' EQUITY

Common Shares,                           97,066          97,066
par value $.01 per share,
issued and outstanding
(50 million
shares authorized; 9,706,606
issued and outstanding)

Accumulated Other
Comprehensive Loss                     (231,000)     (1,150,000)
Additional Paid-in Capital          144,395,866     144,395,866
Accumulated Deficit                 (41,815,665)    (37,634,956)
                                     -----------    -----------
Total Shareholders' Equity          102,446,267     105,707,976
                                    -----------     -----------
Total Liabilities and
Shareholders' Equity                133,584,090     136,896,298
                                    -----------     -----------

The accompanying notes are an integral part of the condensed financial statements

CONDENSED STATEMENTS OF OPERATIONS  (Unaudited)
All figures in USD
                                          Nine Months Ended
                                           September 30,
                                         2004             2003
                                     -----------     ----------

Revenue                              39,963,680      25,502,450
Vessel operating expenses              (110,500)              0

Ship broker commissions                (148,422)       (138,206)
Administrative Expenses              (1,199,419)       (373,619)
Depreciation                         (5,123,280)     (5,123,280)
                                     -----------     ----------
Net Operating Income                 33,382,059      19,867,345

Net Financial Items                  (1,356,841)     (1,331,521)
                                     -----------     ----------
Net Profit                           32,025,218      18,535,824
                                     -----------    -----------

Basic and Diluted
Earnings per Share                         3.30            1.91
Average Number of
Outstanding Shares                    9,706,606       9,706,606

The accompanying notes are an integral part of the condensed financial statements



CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)
All figures in USD
                                         Nine Months Ended
                                           September 30,
                                         2004         2003
                                      ----------    ----------

Net Profit                           32,025,218      18,535,824

Reconciliation of Net Profit
   to Net Cash from

Operating Activities
Depreciation                          5,123,280       5,123,280
Amortization of Prepaid
   Finance Costs                        (60,525)         10,860
Decrease in Receivables
   and Payables                        (880,434)      2,826,632
                                    ------------    -----------

Net cash from Operating
   Activitites                       36,207,539      26,496,596
                                    -----------     -----------

Financing Activities
Dividends Paid                      (36,205,927)    (26,013,874)
                                    -----------     -----------
Net Cash From Financing
   Activities                       (36,205,927)    (26,013,874)
                                    -----------     -----------

Net Increase in Cash and Cash
   Equivalents                            1,612         482,722
                                    -----------     -----------

Beginning Cash and Cash
   Equivalents                          565,924         277,783
                                    -----------     -----------

Ending Cash and Cash
   Equivalents                          567,536         760,505
                                    -----------     -----------

Cash Paid for Interest                1,331,465       1,519,740
                                    -----------     -----------

The accompanying notes are an integral part of the condensed financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes  to the Interim Financial Statements

1.   INTERIM FINANCIAL DATA

          The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the "Company") have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in according with U.S. generally accepted accounting principles. The accompanying financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2003.

2.   RELATED PARTY TRANSACTIONS

          The Company entered into a management agreement with Scandic American Shipping Ltd. ("SAS") on June 30, 2004 under which SAS will provide certain administrative, management and advisory services to the Company for a fee of $100,000 per year plus costs. SAS is the commercial manager of the Company and is owned by Herbjorn Hansson and Andreas Ove Ugland. SAS owns as of September 30, 2004 indirectly through its owners 0.15% of the Company's shares. Herbjorn Hansson is the Chairman & CEO of the Company. Andreas Ove Ugland is a board member of the Company.

3.   LONG-TERM DEBT

          On September 29, 2004, the Company obtained an extension of the maturity of its $30 million loan from October 2004 to October 2007. Interest on the loan, as extended, was at a rate equal to LIBOR plus a margin of 0.70%.

          In October 2004 the Company entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless the Company exercises the one-year extension option or the option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year.

          On November 8, 2004, the Company repaid its $30 million loan with proceeds from the Credit Facility.

4.   SHAREHOLDERS EQUITY

          Par value of the Company's common shares is $0.01. At September 30, 2004 and December 31, 2003 the number of shares issued and outstanding was 9,706,606.

                                                     Nine Months Ended
                                                    September 30, 2004
                                                    ------------------

Shareholders' equity at beginning of period                 105,707,976
Net profit                                                   32,025,218
Dividend declared and paid                                  (36,205,927)
Cash flow hedge                                                 919,000
-----------------------------------------------------------------------
Shareholders' equity at end of period                       102,446,267
-----------------------------------------------------------------------

5.   COMPREHENSIVE INCOME

                                         Nine Months Ended
                                           September 30,
                                        2004           2003
                                      ----------    ----------

Net Profit                           32,025,218      18,535,824
Cash flow hedge:

-Unrealized gain (loss) on cash flow
hedge instrument                          2,806        (354,151)
-Reclassification adjustment            916,194         918,151
---------------------------------------------------------------
Comprehensive income                 32,944,218      19,099,824
---------------------------------------------------------------

6.   SUBSEQUENT EVENTS

          In October 2004 the Company entered into an agreement to acquire an additional Suezmax vessel for a purchase price of $66 million. The Company expects to take delivery of the new vessel in late November 2004. After a short bareboat charter to the present owner, the Company plans to deploy the vessel in the spotmarket over the near term, commencing in February 2005.

          The Company's management agreement formerly provided that SAS would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed to amend the management agreement to eliminate this payment, and on October 28, 2004 the Company issued to the Manager 194,132 restricted common shares equal to 2% of its outstanding common shares at aggregate par value of $1,941. At any time additional common shares are issued, the Manager will be able to purchase additional restricted common shares at par value, $0.01, to maintain the number of common shares issued to the Manager at 2% of the Company's total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

Contacts:
              Scandic American Shipping Ltd.
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord, Norway
              E-mail:  info@scandicamerican.com
              Web site: www.nat.bm

              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906

              Herbjorn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                                                 (registrant)



Dated:  November 15, 2004                By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer


01318.0008 #525663